SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Isle of Capri Casinos, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

147575104
(CUSIP Number)

Robert L. Newmark

Bryan Cave LLP

One Metropolitan Square

211 North Broadway, Suite 3600

St. Louis, MO 63102

(314) 259-2000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

1/19/2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__]

(Continued on following pages)

1.         NAMES OF REPORTING PERSONS

            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
            JEFFREY D. GOLDSTEIN

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
                                                                                                                              a.   [_ ]
                                                                                                                              b.   [X]

3.         SEC USE ONLY:

4.         SOURCE OF FUNDS (See Instructions):  Not Applicable

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e):                                                               [__]

6.         CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

                                    7.         SOLE VOTING POWER: 36,000 shares

NUMBER OF

SHARES

BENEFICIALLY         8.         SHARED VOTING POWER:  16,164,933 shares

OWNED BY

EACH

REPORTING               9.         SOLE DISPOSITIVE POWER: 36,000 shares

PERSON

WITH

                                    10.       SHARED DISPOSITIVE POWER:  16,164,933 shares

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:      16,200,933 shares

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  49.2%

14.       TYPE OF REPORTING PERSON:  IN

CUSIP No. 147575104                                 Schedule 13D                                                Page 2 of 8

1.         NAMES OF REPORTING PERSONS

            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
            RICHARD A. GOLDSTEIN

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
                                                                                                                              a.   [_ ]
                                                                                                                              b.   [X]

3.         SEC USE ONLY:

4.         SOURCE OF FUNDS (See Instructions):  Not Applicable

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e):                                                               [__]

6.         CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

                                    7.         SOLE VOTING POWER:  29,465 shares

NUMBER OF

SHARES

BENEFICIALLY         8.         SHARED VOTING POWER:  16,164,933 shares

OWNED BY

EACH

REPORTING               9.         SOLE DISPOSITIVE POWER:  29,465 shares

PERSON

WITH

                                    10.       SHARED DISPOSITIVE POWER:  16,164,933 shares

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:      16,194,398 shares

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  49.2%

14.       TYPE OF REPORTING PERSON:  IN

CUSIP No. 147575104                                 Schedule 13D                                                Page 3 of 8

1.         NAMES OF REPORTING PERSONS

            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
            ROBERT S. GOLDSTEIN

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
                                                                                                                              a.   [    ]
                                                                                                                              b.   [X ]

3.         SEC USE ONLY:

4.         SOURCE OF FUNDS (See Instructions):  Not Applicable

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e):                                                               [__]

6.         CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

                                    7.         SOLE VOTING POWER:  67,194 shares

NUMBER OF

SHARES

BENEFICIALLY         8.         SHARED VOTING POWER:  16,164,933 shares

OWNED BY

EACH

REPORTING               9.         SOLE DISPOSITIVE POWER:  67,194 shares

PERSON

WITH

                                    10.       SHARED DISPOSITIVE POWER:  16,164,933 shares

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:      16,232,127 shares

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  49.3%

14.       TYPE OF REPORTING PERSON:  IN

CUSIP No. 147575104                                 Schedule 13D                                                Page 4 of 8

1.         NAMES OF REPORTING PERSONS

            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
            GFIL HOLDINGS, LLC

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
                                                                                                                              a.   [__]
                                                                                                                              b.   [X ]

3.         SEC USE ONLY:

4.         SOURCE OF FUNDS (See Instructions):  OO

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e):                                                               [__]

6.         CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE

                                    7.         SOLE VOTING POWER:  16,065,457 shares

NUMBER OF

SHARES

BENEFICIALLY         8.         SHARED VOTING POWER:  0 shares

OWNED BY

EACH

REPORTING               9.         SOLE DISPOSITIVE POWER:  16,065,457 shares

PERSON

WITH

                                    10.       SHARED DISPOSITIVE POWER:  0 shares

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:      16,065,457 shares

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  48.8%

14.       TYPE OF REPORTING PERSON:  OO

CUSIP No. 147575104                                 Schedule 13D                                                Page 5 of 8

EXPLANATORY NOTE:  This Amendment No. 9 is being made to reflect that the persons filing this Schedule 13D (the “Filing Persons”) and  Isle of Capri Casinos, Inc., a Delaware corporation (the “Issuer”),  have entered into an Agreement, dated as of January 19, 2011 (the “Governance Agreement”) with respect to certain amendments to the Issuer’s certificate of incorporation and bylaws and other corporate governance matters in connection with facilitating a proposed public offering of the common stock, par value $.01 per share (the “Common Stock”) of the Issuer.  This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is amended to add the following:

As the date hereof, the Filing Persons beneficially own in the aggregate approximately 49.5% of the issued and outstanding shares of Common Stock.  The Filing Persons requested that the Issuer give appropriate consideration to the effect of possible future issuances of Common Stock on the interests of the Goldstein family, including (i) the Filing Persons, (ii) the spouse, child (including any personal legally adopted before the age of five), or grandchild of any of Mr. Bernard Goldstein, Mr. Jeffrey D. Goldstein, Mr. Robert S. Goldstein and/or Mr. Richard A. Goldstein, and (iii) any entity in which all of the equity interests in and all of the beneficial interests of which are owned by a person or entity described in subparagraph (i) or (ii) above (collectively, the “Goldstein Family Group”).  In connection with a contemplated public offering of the Common Stock in January 2011 (the “Proposed Offering”), the Issuer directed a special committee of the Board of Directors composed entirely of independent, non-interested directors (the “Special Committee”), to consider the effects of the Proposed Offering on the interests of the Goldstein Family Group and consider certain requests by the Goldstein Family Group.

The Special Committee and its advisors engaged in various discussions with the Goldstein Family Group and its advisors concerning these issues and requests. Based on these discussions, on January 19, 2011, the Filing Persons and the Issuer entered into an Agreement, dated as of January 19, 2011 (the “Governance Agreement”), pursuant to which the Issuer agreed to call a special meeting of stockholders to vote on certain amendments to the Issuer’s amended and restated certificate of incorporation which will (i) provide that, until the Supermajority Expiration Time (as defined below), the Issuer may not, without the affirmative vote of the holders of at least 66⅔% of the Issuer’s voting power, voting as a single class, authorize, adopt or approve certain extraordinary corporate transactions; and (ii) provide for the classification of the Issuer’s board of directors and three-year terms of service for each class of directors.  Under the Governance Agreement, “Supermajority Expiration Time” means the first to occur of (i) the Goldstein Family Group ceasing to hold Common Stock representing at least 22.5% of the outstanding Common Stock, not including any shares of Class B common stock or shares of common stock issued upon conversion of any preferred stock, and (ii) the tenth anniversary of the effective date of the amendments to the Issuer’s amended and restated certificate of incorporation. The Issuer has also agreed to use its commercially reasonable efforts to take all steps necessary to effect the amendments to the Issuer’s amended and restated certificate of incorporation, including causing its Board of Directors to recommend that stockholders approve the proposed amendments and approve and adopt all necessary amendments to the Issuer’s by-laws to be consistent with the terms of the Governance Agreement and the amendments to the Issuer’s amended and restated certificate of incorporation. In addition to the foregoing, the Filing Persons have agreed to take all actions reasonably requested by the Issuer to support the Issuer’s efforts to raise capital.

Under the Governance Agreement, the Issuer also agreed that until the Nomination Expiration Date (as defined below), it will take all action reasonably necessary for the Board of Directors to nominate and recommend for election by the stockholders each of Robert S. Goldstein, Jeffrey D. Goldstein and Richard A. Goldstein (collectively, the “Goldstein Directors”) (or, in the event that any of them dies or becomes legally incapacitated, another descendant of Bernard Goldstein (including a person legally

CUSIP No. 147575104                                 Schedule 13D                                                Page 6 of 8

adopted before the age of five), who is suitable to serve as the Issuer’s director pursuant to applicable Nasdaq requirements and other applicable law and designated by the remaining Goldstein Directors, who then are competent; provided, however, if the Issuer’s Board of Directors reasonably objects to such designee, another descendant reasonably acceptable to the Issuer’s Board of Directors may so be designated by the remaining qualified Goldstein Directors), at any annual meeting at which their respective directorship terms are scheduled to expire. “Nomination Expiration Date” means the earlier to occur of (1) January 19, 2021, and (2) such time as the sum of (i) and (ii) below do not equal in the aggregate at least 22.5% of the then outstanding shares of Common Stock, not including any shares of Class B common stock or shares of common stock issued upon conversion of any preferred stock: (i) the total number of Physical Shares (as defined below) of Common Stock directly owned by members of the Goldstein Family Group (other than GFIL) in the aggregate; and (ii) the total number of Physical Shares of Common Stock owned by GFIL multiplied by a fraction, the numerator of which is equal to the total number of Physical Shares of the membership interests of GFIL directly owned by members of the Goldstein Family Group and the denominator of which is equal to the then total outstanding membership interests of GFIL. “Physical Shares” means shares, units or interests of a corporation or other entity (such as a limited liability company, limited partnership or trust) beneficially owned by any person as to which such person directly or indirectly has voting and investment power and which are held either of record by such person or through a broker, dealer, agent, custodian or other nominee who is the holder of record of such shares.

The foregoing summary of the Governance Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Governance Agreement, which is filed as Exhibit 99.1 hereto and  incorporated by reference herein.

Except as set forth herein, the Filing Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Each of the Filing Persons intends to review its holdings in the Issuer from time to time.  Depending upon various factors, the Filing Persons may at any time determine to sell all or part of their holdings in the Issuer, acquire additional shares of Common Stock, in either case in the open market, in privately negotiated transactions or otherwise, or engage or participate in a transaction or series of transactions with the purpose or effect of influencing control over the Issuer.  These factors include, without limitation:

•           the price and availability of the Common Stock,

•           subsequent developments affecting the Issuer,

•           the business prospects of the Issuer,

•           global and U.S. market and economic conditions,

•           tax and estate planning considerations,

•           other investment and business opportunities available to the Filing Persons,

•           changes in law or government regulations,

•           the costs associated with maintaining the public listing of the Issuer,

•           discussions with the Issuer’s Board of Directors, management and third parties, and

•           other factors deemed relevant by the persons filing this schedule.

CUSIP No. 147575104                                 Schedule 13D                                                Page 7 of 8

*        *        *        *        *        *

Each of Jeffrey D. Goldstein, Richard A. Goldstein and Robert S. Goldstein is a member of the Board of Directors of the Issuer.  In such capacities, each of them is party to decision-making that from time to time involves matters related to those described in Items 4(b) through (j) of Schedule 13D.  Responses set forth herein refer to plans or proposals of the Filing Persons only, and are not intended to include decisions of the Issuer in which Jeffrey D. Goldstein, Robert S. Goldstein or Richard A. Goldstein may participate as members of the Board of Directors of the Issuer.  Each of Jeffrey D. Goldstein, Robert S. Goldstein and Richard A. Goldstein expressly disclaims any obligation to report on any plans or proposals with respect to the transactions described in this Item 4 that develop solely as a result of his involvement in the ongoing management of the Issuer as a member of its Board of Directors.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following:

On January 19, 2011, the Filing Persons entered into the Governance Agreement with the Issuer, the terms of which are described in Item 4 hereof and incorporated by reference herein.

 ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended to add the following:

             Exhibit     Description

             99.1          Agreement, dated as of January 19, 2011, by and among Isle of Capri Casinos, Inc., and Mr. Jeffrey D. Goldstein, Mr. Robert S. Goldstein, Mr. Richard A. Goldstein and GFIL Holdings, LLC, filed as Exhibit 10.1 to the Current Report on Form 8-K dated January 19, 2011, filed by Isle of Capri Casinos, Inc. and incorporated herein by reference.

CUSIP No. 147575104                                 Schedule 13D                                                Page 8 of 8

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 24, 2011

                                                             /s/ Jeffrey D. Goldstein_____________

                                                             Jeffrey D. Goldstein

                                                            _/s/ Richard A. Goldstein____________

                                                             Richard A. Goldstein

                                                             /s/ Robert S. Goldstein_____________

                                                             Robert S. Goldstein

                                                             GFIL HOLDINGS, LLC

                                                             By:  /s/ Jeffrey D. Goldstein_________

                                                                     Name:  Jeffrey D. Goldstein

                                                                     Title:     Member